# Annual Report

## Cover Page

Name of issuer:

The Astrid Experience, LLC

Legal status of issuer:

Form:   Limited Liability Company

Jurisdiction of Incorporation/Organization:   NH

Date of organization:   1/25/2019

Physical address of issuer:

2 College Road #6
Stratham NH 03885

Website of issuer:

http://theastridexperience.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $82,085.00 | $0.00 |
| Cash & Cash Equivalents: | $47,473.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $14,550.00 | $0.00 |
| Long-term Debt: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($82,085.00) | $0.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

The Astrid Experience, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late filing for the 2020 raise.

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| JOHN R. STEERE III | Musician/ Music Producer | Self | 2019 |
| CALVIN R. BARNES | Actor/ Writer | Self | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

### OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| JOHN R. STEERE III | Founder/ Producer | 2019 |
| CALVIN R. BARNES | Founder/ Director | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Cal Barnes | Membership Interests | 51.0 |
| John R. Steere, III | Membership Interests | 49.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Total loss - The largest risk is total loss of principle investment. This is an independent feature film production. It's one of the riskiest investments in the world. Although the lead producers are doing everything in their power to ensure a profit for the investors, potential total loss of investment is a reality of the business and needs to be acknowledged and accepted by any players getting involved.

Limited Operating History - This is the founders first feature film as lead producers, and their first time navigating the feature film post-production and distribution phases of film production. The company has also been in formation for less than a year. There are many future variables that will be need to be navigated professionally in order for the film to find success.

Third party variables - Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

No current revenue - The Astrid Experience LLC has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors.

Competitive industry – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

Acceptance by public - Investment in the film industry is highly speculative. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

External forces - the creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project. Although we have nullified some of these risks by already shooting the film, extreme cases could still arise.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Although we have finished pre-production and principle photography, post-production may extend for three to five months or more. Distribution and exhibition of motion picture may continue for years before proceeds in an amount high enough to pay back investors can be generated at all.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture.

Foreign distribution – foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system, that such investing members, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Distributions and liquidity - distribution of the company's proceeds to the members will provide a primary source of distributable cash or securities to the members. The managers will have absolute discretion in the timing of such distributions, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the members' investment in the company.

Illiquidity of investment – there is no public market for the interests and one is not expected to develop. Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Inherent uncertainty of projections – the indicative cash flows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

COVID 19 - The recent outbreak of COVID 19 across the globe has created additional challenges for independent filmmakers, production companies, and the entertainment industry as a whole, the final outcome of which is impossible to predict. Although the production company is staying optimistic and adaptable in their efforts to deliver a viable film to the market for their investors, the situation has created an additional risk that has never been seen before in the history of film. As the world continues to go through this change, it is only natural that the traditional infrastructures, markets, and revenue streams will continue to change with it, with no guarantee of success. The final result of COVID 19 on the entertainment industry and the world at large is completely outside of the production company's control, and a total loss of principle investment could be one such outcome. This risk needs be accepted and acknowledged by anyone looking to invest during this time.

Management team - our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| | This is an LLC with no issued units. | | |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

No.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material*

*terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 10/2020 | Regulation Crowdfunding | | $30,450 | General operations |
| 11/2020 | Regulation D, 506(c) | | $20,400 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | John R. Steere III |
| **Amount Invested** | $10,770.00 |
| **Transaction type** | Other |
| **Issue date** | 12/31/20 |
| **Relationship** | Partner/ Producer |

*On February 1s, 2019 The Astrid Experience, LLC partners operating agreement was signed. In addition to Mr. Steere's $2,564 start-up investment, original contributions include producing, production management, music management, and music performance services. Mr. Steere has since contributed over $10,000 in funding towards the film.*

| | |
|---|---|
| **Name** | Calvin R. Barnes |
| **Amount Invested** | $8,199.00 |
| **Transaction type** | Other |
| **Issue date** | 12/31/20 |
| **Relationship** | Partner/ Director |

*On February 1s, 2019 The Astrid Experience, LLC partners operating agreement was signed. In addition to Mr. Barnes $850 start-up investment, original contributions include a WGA level screenplay with a minimum market price of $48,819 according to the 2017 WGA schedule of minimums. Additional contributions include producing, directing, and acting services. Mr. Barnes has since contributed over $7,000 more in funding towards the film.*

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 5 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

A Romantic Drama-Comedy Feature Film Set in the City of Angels.We chose this idea because it is both personal and important to us. The events depicted in this film chronicle some of the most important, life-changing moments in the directors life and lives of others. We care because the project deals with subject matter that is relevant not only to us but to society as a whole at this place in history.

We are producing an independent feature film called 'The Astrid Experience.' We have already shot the film and are currently in post-production.

With this company, we are only producing one film, 'The Astrid Experience', and are excited to be bringing our film to the market during this exciting time in the industry. As filmmakers, by delivering top quality, profitable films beginning in the ultra-low budget range, we plan to gain the trust of not only our investors, but the industry as a whole. In five years, we see ourselves producing films with million dollar budgets and beyond, and we already have the IP to accomplish this.

**Milestones**

The Astrid Experience, LLC was incorporated in the State of New Hampshire in January 2019.

Since then, we have:

- Professional, experienced team.

- The film has already been shot and is 'in-the-can.'

- Screenplay by an award-winning writer.

- Innovative filmmaking technology.
- Pre-production and production risk factors have been nullified.
- Original soundtrack by John That and Music Producer Moss Dub.
- Will set up a CAMA (Collection Account Management Agreement) with Fintage House or Freeway to allocate proceeds to investors.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

**Historical Results of Operations**

- *Revenues & Gross Margin*. For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.
- *Assets*. As of December 31, 2020, the Company had total assets of $82,085, including $47,473 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.
- *Net Loss*. The Company has had net losses of $82,085 and net income of $0 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities*. The Company's liabilities totaled $14,550 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

The Astrid Experience, LLC cash in hand is $47,473, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $500/month, for an average burn rate of $500 per month. Our intent is to be profitable in 12 months.Because feature films by nature are produced in phases, there will be much variation in our financials. On January 25, 2019 we formed the company. Between the end of February and the begining of March we produced the film. Since the end of March we have been in post-production and have been raising funds.

Our expenses will increase greatly in the next six months as we are entering our most expensive phase of post-production. Accrued expenses will depend greatly on whether the company receives full funding through Wefunder. At this time, we have no other forms of capitol in which to rely.

The filmmakers and producers personal contributions are the only other possible sources of capital .

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, CALVIN R. BARNES, certify that:

(1) the financial statements of The Astrid Experience, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of The Astrid Experience, LLC included in this Form reflects accurately the information reported on the tax return for The Astrid Experience, LLC filed for the most recently completed fiscal year.

*CALVIN R. BARNES*
Actor/ Writer

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://theastridexperience.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

CALVIN R. BARNES
JOHN R. STEERE III

Appendix E: Supporting Documents

TAE_Operating_Agreement.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

The Astrid Experience Funding Agreement Final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

CALVIN R. BARNES

JOHN R. STEERE III

Appendix E: Supporting Documents

TAE_Operating_Agreement.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

The Astrid Experience, LLC

By

*Cal Barnes*

Partner, THE ASTRID EXPERIENCE LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Cal Barnes*

Partner, THE ASTRID EXPERIENCE LLC
4/1/2024

*JOHN R. STEERE III*

Partner
4/5/2024

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to

contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.